UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2016

Commission file number: 001-36578

BIOBLAST PHARMA LTD.

(Translation of registrant's name into English)

37 Dereh Menechem Begin St., 15th Floor

Tel Aviv 6522042 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

This Report of Foreign Private Issuer on Form 6-K of the Registrant consists of the press release issued by the Registrant on November 29, 2016, announcing the Registrant’s financial results for the third quarter ended September 30, 2016, which is attached hereto as Exhibit 99.1.

The first sentence of both the second and third bullet points under the section titled “Key Corporate Highlights” and the GAAP financial statements in the press release attached to this Form 6-K of the Registrant are incorporated by reference into the registration statement on Form F-3 (File No. 333-206032) and the registration statements on Form S-8 (File No. 333-203114 and 333-210459) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.

99.1	Press Release issued by Bioblast Pharma Ltd. on November 29, 2016, announcing its financial results for the third quarter ended September 30, 3016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bioblast Pharma Ltd.
(Registrant)

By:	/s/ Chaime Orlev
Name: Chaime Orlev Title: Chief Financial Officer

Date: November 29, 2016